Exhibit 99.2

Hello Everyone,

My name is Justin from the Product Team here at Masterworks.

Today we’re excited to bring you xTxhxex x D x e x a x d x xLxixnxex by the subversive artist, Hernan Bas.

Hernan Bas is a prolific contemporary artist known for his evocative figurative and landscape paintings that explore the liminal space between adolescence and adulthood for young queer men.

The Artwork illustrates a male figure walking across a tightrope connected between the vaulted arch of a gothic-style bridge and a bamboo forest in a deep, rocky ravine. The figure gazes downward and holds a long bamboo stick for balance. Despite his central placement and impressive balance, Hernan Bas renders the figure minute, perhaps even insignificant, by enveloping him in a dramatic, grand landscape.

So why do we like this painting? Three reasons:

One: We believe this work has potential upside with a growth rate in record prices of 21.9% from May 11, 2006 to June 30, 2023.

Two: Auction records for artworks similar in scale and style are led by The Bats and the Barn Bridge, which sold for $1,441,058 at Christie’s Hong Kong on November 30, 2022, followed by The Overly Prepped Boy (or The Approaching Glacier), which sold for $1,249,705 at Christie’s Hong Kong on May 26, 2022, and The hillsides must not know it, which sold for $1,051,612 at Phillips Hong Kong on March 30, 2023

Three: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 19.7% from May 11, 2012, to March 30, 2023.

Thank you for joining us today, and we are thrilled to bring you this incredible work by Hernan Bas.